CARO HOLDINGS, INC.

28th Floor Cityland Pasong Tamo Tower U2807

2210 Chino Roces Avenue (Pasong Tamo)

Makati City, Philippines 1230

VIA EDGAR CORRESPONDENCE

September 28, 2016

Ms. Mara L. Ransom

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	Caro Holdings, Inc.
Registration Statement on Form S-1/A Filed: August 29, 2016 File No. 333-212268

Dear Ms. Ransom:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Caro Holdings, Inc. (the “Company”).  We request that the registration statement be made effective as of Friday, September 30, 2016, at 4:00 p.m. (EST), or as soon thereafter as possible.

The Company affirms there have been no material events that require further disclosure.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Additionally, the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Caro Holdings, Inc.

/s/ Rozh Caroro

Rozh Caroro, President